                                                                    EXHIBIT 99.1

                PARAMOUNT RESOURCES LTD. COMMENCES EXCHANGE OFFER
                                FOR SENIOR NOTES

Paramount Resources Ltd. (TSX-POU) announces that it has commenced the exchange offer and consent solicitation for its 7 7/8% Senior Notes due 2010 (the "2010 Notes") and 8 7/8% Senior Notes due 2014 (the "2014 Notes") described in its press release dated December 13, 2004 announcing its proposed reorganization to create a new energy trust.

The consideration under the exchange offer consists of 8% Senior Notes due 2012 in the same principal amount as the 2010 Notes and 2014 Notes being exchanged, together with cash consideration, for each U.S. $1,000 principal amount of notes, of U.S. $133.27 for the 2010 Notes and U.S. $215.44 for the 2014 Notes. A portion of each cash consideration is a consent payment of U.S. $30 per U.S. $1,000 principal amount of notes, which will only be paid to holders tendering by the early consent date of December 29, 2004. The exchange offer expires on January 13, 2005. The early consent date and the exchange offer expiration date are each subject to extension by Paramount.

The prospectus supplement and solicitation statement relating to the exchange offer and consent solicitation has been filed with the Alberta Securities Commission and the United States Securities and Exchange Commission.

UBS Investment Bank is acting as Dealer Manager for Paramount in connection with the exchange offer and consent solicitation. Global Bondholder Services Corporation is the Information Agent for the exchange offer and consent solicitation. Questions regarding the exchange offer and consent solicitation should be addressed to UBS' Liability Management Group at (203) 719-4210. Requests for documentation should be directed to Global Bondholder Services Corporation at (212) 430-3774.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

         C.H. (Clay) Riddell, Chairman and Chief Executive Officer J.H.T. (Jim) Riddell, President and Chief Operating Officer B.K. (Bernie) Lee, Chief Financial Officer

         Paramount Resources Ltd.
         4700 Bankers Hall West
         888  3rd Street SW
         Calgary, Alberta T2P 5C5
         Phone: (403) 290-3600
         Fax:     (403) 262-7994